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Exhibit 99.4

Time Sensitive Materials
Depositary's Notice of Extraordinary General Meeting of
Shareholders of Global Education & Technology Group Limited

ADSs:	American Depositary Shares.
ADS CUSIP No.:	37951A108
ADS Record Date:	Close of business in New York City on December 2, 2011.
Meeting Specifics:

Extraordinary General Meeting of Shareholders—December 19, 2011 at 10:30 a.m. (Beijing time) at No. 9F Tower D, Beijing New Logo, A18 Zhongguancun South Street, Haidian District, Beijing, People's Republic of China.

Meeting Agenda:	Please refer to the Company's Proxy Statement enclosed herewith.
ADS Voting Instructions Deadline:	On or before 10:30 a.m. New York City time on December 16, 2011.
Deposited Securities:

Ordinary shares, nominal or par value $0.0001 per share, of Global Education & Technology Group Limited, an exempted company with limited liability organized under the laws of the Cayman Islands (the "Company").

ADS Ratio:	4 Ordinary Shares to 1 ADS.
Depositary:	JPMorgan Chase Bank, N.A.
Custodian of Deposited Securities:	Hong Kong Shanghai Bank Corp.
Deposit Agreement:	Deposit Agreement, dated as of October 7, 2010, by and among the Company and the Depositary, and all holders and beneficial owners ADSs issued thereunder.

To be counted, your Voting Instructions need to be received by the Depositary prior to
 10:30 a.m. New York City time on December 16, 2011.

Extraordinary General Meeting of Shareholders

        The Company has announced that an Extraordinary General Meeting of Shareholders (the "Meeting") will be held at the date, time, and location identified above.* A copy of the Company's Proxy Statement which includes the agenda for the Meeting is enclosed.

*
As set forth in the Deposit Agreement, holders of record of ADSs as of the close of business in New York on the ADS Record Date will be entitled, subject to any applicable provisions of the laws in the Cayman Islands, the Amended and Restated Memorandum and Articles of Association of the Company, and the Deposit Agreement, to instruct the Depositary as to the exercise of the voting rights, if any, pertaining to the Deposited Securities represented by their respective ADSs.

        The Depositary has been advised by the Company that under Cayman Islands law and the Company's Amended and Restated Memorandum and Articles of Association, voting at any meeting of shareholders of the Company is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of the board of directors of the Company or by any shareholder present in person or by proxy. The Company has informed the depositary that voting at the Meeting will be by poll.

        As an ADS holder, if you own ADSs as of the ADS Record Date, you may instruct the ADS depositary how to vote the Shares underlying your ADSs. However, you cannot vote at the extraordinary general meeting directly. Holders of ADSs wishing to give voting instructions to the Depositary must sign, complete and return the enclosed Voting Instructions Card to the Depositary prior to 10:30 a.m. New York City time on December 16. Alternatively, you may vote at the extraordinary general meeting if you cancel your ADSs and become a holder of Shares by December 9, 2011. If you cancel your ADSs after the ADS Record Date you will be asked to deliver to the Depositary a written certification for the benefit of the Company and the Depositary in which you certify that (i) you have not given and will not give, directly or indirectly, voting instructions to the Depositary in respect of the ADSs being cancelled or (ii) you will not vote the Shares at the Meeting. Neither the Depositary nor the Custodian shall exercise any discretion as to voting. If the Depositary timely receives a signed Voting Instructions Card from a holder of ADSs which fail to specify the manner in which the Depositary is to vote, the Depositary will deem such holder to have instructed the Depositary to vote in favor of the items set forth in such voting instructions.

        The Company has informed the Depositary that, pursuant to Cayman Islands law, registered holders of the Company's ordinary shares are entitled to dissent and to appraisal rights in respect of the merger and that, under Cayman Islands law, in order to exercise his or her appraisal rights, a registered holder of the Company's ordinary shares must provide written notice to the Company of his or her objection to the merger prior to the time of the vote to approve the merger at the extraordinary general meeting of the Company and within twenty (20) days of the date any approval notice of the merger is given by the Company, serve a notice of dissent demanding payment of the fair value of his or her ordinary shares of the Company. As a holder of ADSs, you will not be able to exercise your appraisal rights. The Depositary will not exercise your appraisal rights on your behalf. Should you, as a holder of ADSs, wish to exercise your appraisal rights, you will need to surrender your ADSs to the Depositary for cancellation upon the terms of the Deposit Agreement and become a registered holder of the Company's corresponding ordinary shares in the Cayman Islands by December 9, 2011. If you cancel your ADSs after the ADS Record Date you will be asked to deliver to the Depositary a written certification for the benefit of the Company and the Depositary in which you certify that (i) you have not given and will not give, directly or indirectly, voting instructions to the Depositary in respect of the ADSs being cancelled or (ii) you will not vote the Shares at the Meeting. Please allow sufficient time for cancellation of your ADSs and registration of the corresponding Company ordinary shares in your name by December 9, 2011. If you do not surrender your ADSs for cancellation and become a registered holder of the corresponding ordinary shares of the Company by the close of business in the Cayman Islands by December 9, 2011, you will not be able to exercise your appraisal rights.

        To become a shareholder by December 9, 2011, you will need to deliver your ADSs for cancellation to the Depositary, together with all applicable documentation and payments, by the close of business in New York City on December 7, 2011.

Termination of ADS Facility

        Notice is hereby given that, conditional upon the merger (as described in the Proxy Statement enclosed herewith, the "merger") becoming effective and as a result of the merger, the Deposit Agreement will be terminated on the same day the merger becomes effective.

        If the merger is completed, then as of the date the merger becomes effective each ADS will represent the right to receive, upon surrender of the ADR evidencing the ADS to the Depositary, $11.006 in cash, without interest, and the Depositary shall, promptly after the day the merger becomes effective, distribute a notice to holders of ADSs detailing the manner in which each ADS held by them may be surrendered to the Depositary in exchange for such amount.

        The information contained herein with respect to the Meeting has been provided by the Company. JPMorgan Chase Bank, N.A. is forwarding this information to you solely as Depositary and in accordance with the terms of the Deposit Agreement and disclaims any responsibility with respect to the accuracy or completeness of such information. JPMorgan Chase Bank, N.A. does not, and should not be deemed to, express any opinion with respect to the proposals to be considered at the Meeting. The rights and obligations of holders of ADSs, the Company and the Depositary are set forth in their entirety in the Deposit Agreement and are summarized in the American Depositary Receipts evidencing the ADSs. If you wish to receive a copy of the Deposit Agreement, please contact the Depositary at the number set forth below.

        If you have any questions about the way in which Voting Instructions may be delivered to the Depositary, please contact JPMorgan Service Center at 1-800-990-1135.

JPMorgan Chase Bank, N.A., as Depositary

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Exhibit 99.4